UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

(Exact name of registrant as specified in its charter)

Room 405, LongHu Hailanyinqing Industrial Park,
Building 6, No. 8 Beiyuan Xiaojie, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

At the extraordinary general meeting (the “EGM”) of shareholders of iTonic Holdings Ltd (the “Company”) held on September 9, 2026, shareholders approved, among other matters, a 16-for-1 consolidation of the Company’s class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares (the “Class B Ordinary Shares”) (the “Share Consolidation”) and a related increase in authorized share capital. The Share Consolidation will combine every sixteen (16) issued and unissued Class A Ordinary Shares, par value US$0.0001 each, into one (1) Class A Ordinary Share, par value US$0.0016, and every sixteen (16) issued and unissued Class B Ordinary Shares, par value US$0.0001 each, into one (1) Class B Ordinary Share, par value US$0.0016.

The Share Consolidation will take effect at 12:01 a.m. Eastern Time on October 6, 2026 (the “Effective Date”), subject to completion of applicable corporate requirements and The Nasdaq Stock Market LLC (“Nasdaq”) not objecting. Upon the opening of the market on October 6, 2026, the Company’s Class A Ordinary Shares are expected to begin trading on The Nasdaq Capital Market on a post-Share Consolidation basis under the current symbol “ITOC”. The new CUSIP number for the Class A Ordinary Shares following the Share Consolidation will be G71399110, replacing the current CUSIP number G71399102.

The Share Consolidation will reduce the issued and outstanding Class A Ordinary Shares from 109,382,000 to approximately 6,836,375 and the issued and outstanding Class B Ordinary Shares from 7,668,000 to approximately 479,250. No fractional shares will be issued in connection with the Share Consolidation. Any fractional entitlement resulting from the Share Consolidation will be rounded up to the next whole Class A Ordinary Share or Class B Ordinary Share, as applicable.

Immediately following the Share Consolidation, the Company’s authorized share capital will remain US$50,000, divided into 25,000,000 Class A Ordinary Shares and 6,250,000 Class B Ordinary Shares, each of par value US$0.0016. The related share capital increase approved at the EGM will then increase the authorized share capital to US$800,000, divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, each of par value US$0.0016 (the “Share Capital Increase”). The Share Capital Increase creates additional authorized but unissued shares and does not itself increase the number of shares outstanding. The fourth amended and restated memorandum and articles of association approved at the EGM will take effect upon the Share Consolidation and the Share Capital Increase becoming effective.

Proportionate adjustments will be made, as applicable, to the number of shares issuable and the exercise or conversion prices under any outstanding options, warrants and convertible or exchangeable securities, and to share reserves under the Company’s equity incentive plans, in accordance with their respective terms.

The Share Consolidation is intended to increase the trading price per Class A Ordinary Share to support the Company’s efforts to regain compliance with the US$1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). As previously disclosed, Nasdaq granted the Company until October 19, 2026 to regain compliance. There can be no assurance that the Share Consolidation will enable the Company to regain or maintain compliance with Nasdaq’s listing requirements.

Attached as Exhibit 99.1 is the Company’s press release dated October 2, 2026, titled “iTonic Holdings Ltd Announces 16-for-1 Share Consolidation Effective October 6, 2026.” This report on Form 6-K and Exhibit 99.1 are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-293241) and registration statement on Form S-8 (File No. 333-286673), and into each prospectus outstanding under those registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

Exhibits

Exhibit No.	Description
99.1	Press Release dated October 2, 2026 — iTonic Holdings Ltd Announces 16-for-1 Share Consolidation Effective October 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026

iTonic Holdings Ltd

By:	/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer

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